UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: October 24th 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

BANCOLOMBIA S.A. ANNOUNCES A NEW COLLECTIVE BARGAINING AGREEMENT

Medellin, Colombia, October 24, 2017

Today, Bancolombia S.A. (“Bancolombia”), Uneb and Sintrabancol entered into a new collective bargaining agreement (the “Agreement”). The Agreement has a term of three (3) years, from November 1, 2017 to October 31, 2020.

Among other matters, the following are the most relevant economic aspects of the new Agreement:

1. Salary increase: In the first year of the agreement, covered employees will receive a 7.0% salary increase. In the second year, the increase will be equal to the Colombian consumer price index (“IPC”) variation, plus 2.3%. In the third year, the increase will be equal to the IPC variation plus 2.5%.

2. Increase in the funds allocated to education and housing loans and health insurance policies.

3. The new Agreement will cover employees with operational level positions in the following subsidiaries: Banca de Inversión, Valores and Fiduciaria Bancolombia. This will result in coverage of more than 13,000 employees in total, regardless of whether they are members of the unions.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837